Exhibit 99.1

AirNet Technology Inc. Announces Unaudited Financial Results for the First Half of 2023

BEIJING, December 26, 2023 (GLOBE NEWSWIRE) -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced its unaudited financial results for the first half of 2023.

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2022	2023
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,700	$132
Accounts receivable, net	1,421	552
Other current assets, net	65,072	28,527
Amount due from related parties	601	199
Total current assets	69,794	29,410
Property and equipment, net	10,885	10,447
Long-term investments, net	34,083	30,654
Long-term deposits, net	371	62
Operating lease right-of-use assets	16	8
TOTAL ASSETS	115,149	70,581
Liabilities
Current liabilities:
Short-term loan	12,822	9,912
Accounts payable	15,774	16,451
Accrued expenses and other current liabilities	11,277	11,041
Deferred revenue	7,745	7,366
Amount due to related parties	1,174	1,207
Income tax payable	1,865	1,232
Operating lease liability, current	10	12
Consideration received from buyer	29,000	27,580
Payable of earnout commitment	22,120	21,037
Total current liabilities	101,787	95,838
Non-current liabilities:
Operating lease liability, non-current	9	-
Total liabilities	101,796	95,838

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2022	2023
		(Unaudited)
Equity

Ordinary shares ($0.04 par value; 22,500,000 shares authorized; 8,948,505 and 4,525,643 shares issued as of December 31, 2022 and June 30, 2023; 8,923,687 and 4,499,654 shares outstanding as of December 31, 2022 and June 30, 2023)	359	181
Additional paid-in capital	332,746	298,685
Treasury stock (245,818 shares as of December 31, 2022 and June 30, 2023)	(1,148)	(1,148)
Accumulated deficit	(318,239)	(322,164)
Accumulated other comprehensive income	32,044	31,368
Total AirNet Technology Inc.'s shareholders' equity	45,762	6,922
Non-controlling interests	(32,409)	(32,179)
Total equity (deficits)	13,353	(25,257)

TOTAL LIABILITIES AND DEFICITS	$115,149	$70,581

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
Revenues	$2,541	$581
Business tax and surcharges	(53)	(43)
Net revenues	2,488	538
Cost of revenues	(2,358)	(1,394)
Gross profit (loss)	130	(856)

Operating expenses:
Selling and marketing	(748)	(359)
General and administrative	(3,435)	(1,712)
Research and development	(18)	(16)
Total operating expenses	(4,201)	(2,087)
Loss from operations	(4,071)	(2,943)
Interest expense, net	(448)	(330)
Loss from long-term investments	(1,275)	(618)
Other income, net	4,798	199
Loss from operations before income taxes	(996)	(3,692)
Income tax expenses	(12)	(1)
Net loss	(1,008)	(3,693)
Less: Net income from operations attributable to non-controlling interests	756	232
Net loss from operations attributable to AirNet Technology Inc.'s shareholders	$(1,764)	$(3,925)

Net loss attributable to AirNet Technology Inc.’s shareholders per ordinary share
- Basic and diluted	$(0.27)	$(1.10)

Net loss attributable to AirNet Technology Inc.’s shareholders per ADS
- Basic and diluted	$(0.27)	$(1.10)

Weighted average ordinary shares used in calculating net loss per ordinary share
- Basic and diluted	6,612,793	3,575,714

Weighted average ADS used in calculating net loss per ADS
- Basic and diluted	6,612,793	3,575,714

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Group has a history of operating losses and negative operating cash flows and has negative working capital of $66,428 as of June 30, 2023. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group plans to strengthen the air travel media network business to drive its revenues and bring in cash to keep operation. In addition, the Group tried to reach an agreement to transfer its 33% equity investment in Unicom AirNet (Beijing) Network Co., Ltd to an investor for cash to keep liquidity. However, there is no assurance that the measures above can be achieved as planned. As a result, management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com